Exhibit 3.11

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

VIRAGEN INTERNATIONAL, INC.

(a Delaware corporation)

Pursuant to Section 242 of the Delaware General Corporations Law, the undersigned, being the Executive Vice President of Viragen International, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that the following resolutions were adopted by the Corporation’s Board of Directors and its stockholders as hereinafter described:

RESOLVED, that at the effective time of this amendment, each issued and outstanding share of common stock of the Corporation shall be subject to a reverse split at the rate of one (1) for forty (40), with all fractional shares rounded up to the nearest whole share. The effective time of this amendment shall be following the close of business on September 4, 2007.

The foregoing resolution and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to a written consent of the directors of the Corporation dated June 14, 2007 in accordance with Section 141 of the Delaware General Corporation Law, and by the written consent dated June 14, 2007 of the holders of shares of the Corporation’s voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the Executive Vice President of this Corporation, has executed this Certificate of Amendment to the Corporation’s Certificate of Incorporation as of August 16, 2007.

VIRAGEN INTERNATIONAL, INC.

By:	/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President